SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 19)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 14 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

8,558,223 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

8,558,223 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,558,223 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

4,249,612 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

5,836,884 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,836,884 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

4,119,774 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

5,707,046 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,707,046 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

5,820,666 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

7,907,938 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,907,938 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN


     This Amendment No. 19 to Schedule 13D is filed on behalf of Carl H. Lindner and his sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family" or the "Reporting Persons"). Items not included in this amendment are either not amended or are not applicable.

Item 1.     Security and Issuer.

     This Statement relates to shares of Common Stock, no par value per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial" or the "Company"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 4.     Purpose of Transaction.

     The Reporting Persons consider American Financial Common Stock to be an attractive investment.  In addition, the Reporting Persons may acquire additional shares of Common Stock in open market purchases, privately negotiated transactions or through the Dividend Reinvestment Plan ("DRIP"). The Company is authorized to purchase up to five million shares of its Common Stock from time to time under a repurchase program adopted by its board of directors.

     Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

     As of February 28, 2003, the Lindner Family beneficially owned an aggregate of 28,010,091 shares (or approximately 40.9%) of the outstanding American Financial Common Stock as follows:
	Number	Percent	Ownership
Holder	of Shares	of Class	Interest (a)
--------	-------------	---------	-------------

Carl H. Lindner	8,558,223 (b)	12.6%	12.6%
Carl H. Lindner III	5,836,884 (c)	8.5%	9.5%
S. Craig Lindner	5,707,046 (d)	8.3%	9.5%
Keith E. Lindner	7,907,938 (e)	11.6%	9.5%

Total:	28,010,091

(a)   This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and dispositive power) to Keith E. Lindner.

(b)   Includes 4,073,444 shares held by his spouse, 252,378 shares held in a charitable foundation over which shares he holds voting and dispositive power, 537,779 shares held by a limited liability company over which shares he holds voting and dispositive power and excludes 2,682,362 shares held in trust, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and dispositive power.

(c)   Includes 19,826 shares held by a trust over which his spouse has voting and dispositive power, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, 587,272 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 647,072 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(d)   Includes 50,000 held by spouse, 36,081 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and dispositive power, 747 shares held by dependent child, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, and 587,272 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.


(e)   This number includes 341 shares held by his spouse, individually or in a trust over which she has voting and dispositive power, 1,500,000 shares held in a limited liability company over which shares he holds dispositive power, 587,272 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 1,423,982 shares (described in footnotes (c) and (d) above), which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and dispositive power but no financial interest.

     Not included in the shares set forth in the foregoing table, subsidiaries of American Financial beneficially own 18,666,614 shares of Common Stock and hold an additional 1,361,867 shares to satisfy certain claims against the predecessor of American Financial. As a result, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares.

     Within the past 60 days, Carl H. Lindner engaged in the following transactions.

Date	Transaction	Amount	Price
--------	------------	----------	------
1/6/03	*	237,286	N/A
2/21/03	Purchased	35,000	$18.773
2/24/03	Purchased	27,000	$18.464
2/25/03	Purchased	8,200	$18.48
2/26/03	Purchased	12,400	$18.94
2/27/03	Purchased	100,000	$19.86
2/28/03	Purchased	29,800	$19.5997

*   Shares transferred to the spouse of Carl H. Lindner from a trust for the benefit of her family for which a third party acts as trustee with voting and dispositve power.

(i) Also, on January 25, 2003, a trust for the benefit of Carl H. Lindner and his family, and his spouse, purchased an aggregate of 53,189 shares of Common Stock through the Company's DRIP plan at $20.39 per share.

     On January 17, 2003, Fred J. Runk, Senior Vice President of American Financial, purchased 51 shares of Common Stock at $22.92 per share and on February 17, 2003, he purchased 52 shares of Common Stock at $23.25 per share.

     On January 2, 2003, Theodore H. Emmerich, William A. Martin, and William W. Verity, as part of their outside director compensation were each issued 350 shares of Common Stock valued at $22.911 per share.

     Except as set forth in this Item 5 and prior amendments to this Schedule 13D, to the best knowledge and belief of the undersigned, no transactions involving American Financial Common Stock have been effected during the past 60 days by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.   Material to be filed as Exhibits.

(1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

(2) Agreement required pursuant to Regulation Section 240.13d-(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    March 3, 2003
* Carl H. Lindner
-------------------------------
Carl H. Lindner

* Carl H. Lindner III
-------------------------------
Carl H. Lindner III

* S. Craig Lindner
-------------------------------
S. Craig Lindner

* Keith E. Lindner
-------------------------------
Keith E. Lindner
* By: Karl J. Grafe
---------------------------
Karl J. Grafe
Attorney-in-Fact


Exhibit 1

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
----------------------------------
Carl H. Lindner


POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
----------------------------------------
Carl H. Lindner III


POWER OF ATTORNEY

-----------------

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
--------------------------------------
S. Craig Lindner


POWER OF ATTORNEY

-----------------

     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner
------------------------------------
Keith E. Lindner


Exhibit 2

AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

     WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

/s/ Carl H. Lindner
---------------------------------
Carl H. Lindner

/s/ Carl H. Lindner III
---------------------------------
Carl H. Lindner III

/s/ S. Craig Lindner
---------------------------------
S. Craig Lindner

/s/ Keith E. Lindner
---------------------------------
Keith E. Lindner